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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D/A
                           PURSUANT TO SECTION 13(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                NCL HOLDING ASA
                           (NAME OF SUBJECT COMPANY)

                                ARRASAS LIMITED
                                      AND

                                STAR CRUISES PLC
                                   (BIDDERS)

                                ORDINARY SHARES
                       (NOMINAL VALUE NOK 2.30 PER SHARE)

                                      AND

       AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FOUR ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                            492693 (ORDINARY SHARES)
 628854310 (AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FOUR ORDINARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                   GERARD LIM
                                STAR CRUISES PLC
                            SUITE 1503, OCEAN CENTRE
                                 5 CANTOR ROAD
                              TSIMSHATSUI, KOWLOON
                                 HONG KONG, SAR
                                011-603-309-2600

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                          COPIES OF COMMUNICATIONS TO:

                              DANIEL S. STERNBERG
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                            NEW YORK, NEW YORK 10006
                                 (212) 225-2000
                            ------------------------

                           CALCULATION OF FILING FEE

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                   TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
---------------------------------------------------------------------------------------------
 ............................$158,625,950.24............................           $31,725.19
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

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) the offer price of Norwegian Kroner ("NOK") 35 for each ordinary share, nominal value NOK 2.30 per share, of NCL Holding ASA (the "Shares") (converted at the noon buying rate of NOK 8.0240 for one U.S. dollar in New York City for cable transfers in NOK as certified for customs purposes by the Federal Reserve Bank of New York on January 10, 2000), and (ii) 36,336,251 Shares, including Shares represented by American Depositary Shares of NCL Holding ASA, to be acquired by the Bidders pursuant to the transaction.
** The filing fee, calculated in accordance with Rule 0-11 of the Securities
   Exchange Act of 1934, as amended, is 1/50th of one percent of the aggregate Transaction Valuation.
[ ] Check box if any part of the fee is offset as provided for by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    None  Filing Party:  N/A
Form or Registration No.:  N/A   Date Filed:    N/A

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

     CUSIP NO. 492693 (SHARES) AND 628854310 (AMERICAN
                    DEPOSITARY SHARES)                       PAGE 2 OF 7 PAGES

---------------------------------------------------------------------------

  1.       Name of Reporting Person S.S. or I.R.S. Identification No.
           of Person Above
           Arrasas Limited
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a member of a Group (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds AF, BK, WC
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Incorporation Isle of Man
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           125,904,529(1)
---------------------------------------------------------------------------
  8.       Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7)
           Approximately 49.9%
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

---------------
(1) Of these Shares, 96,794,329 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 6,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

     CUSIP NO. 492693 (SHARES) AND 628854310 (AMERICAN
                    DEPOSITARY SHARES)                      PAGE  3 OF 7 PAGES

---------------------------------------------------------------------------
  1.       Name of Reporting Person S.S. or I.R.S. Identification No.
           of Person Above Star Cruises PLC
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a member of a Group     (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds Not applicable
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Incorporation Isle of Man
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           125,904,529(2)
---------------------------------------------------------------------------
  8.       Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7)
           Approximately 49.9%
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

---------------
(2) Of these Shares, 96,794,329 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 6,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

     CUSIP NO. 492693 (SHARES) AND 628854310 (AMERICAN
                    DEPOSITARY SHARES)                      PAGE  4 OF 7 PAGES

     This Schedule 14D-1 Tender Offer Statement (the "Statement") is being filed in connection with Arrasas Limited's (the "Offeror"), an Isle of Man company and a wholly owned subsidiary of Star Cruises PLC, an Isle of Man company ("Star"), offer to purchase all of the outstanding ordinary shares, nominal value NOK 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares ("ADSs" and, together with the Shares, the "Securities"), at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form (which together constitute the "Offer") which are annexed to and filed with this Statement as Exhibits (a)(1), (a)(2) and (a)(3), respectively. This Statement is being filed on behalf of the Offeror and Star. This Statement also amends the Schedule 13D filed by the Offeror, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited with the Securities and Exchange Commission on December 27, 1999, as amended (the "Schedule 13D"), which is incorporated herein by reference and attached hereto as Exhibit (g).

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is NCL, a company organized under the laws of the Kingdom of Norway, whose principal executive offices are located at Haakon VII's gate 1, P.O. Box 1861 Vika, N-0124 Oslo, Norway.

     (b) Reference is hereby made to the information set forth on the Cover Page of the Offer to Purchase and in "INTRODUCTION" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in "THE U.S.
OFFER--Price Range of Securities; Dividends; Exchange Rate" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) & (g) This Statement is being filed on behalf of the Offeror and Star. Reference is hereby made to the information set forth in "SPECIAL FACTORS--Certain Information Concerning the Offeror and Star" and "Schedule 1" of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Offeror, Star, GT Lim, KH Lim, KT Lim nor, to the best of their knowledge, any of the persons listed in Schedule 1 of the Offer to Purchase, which is incorporated herein by reference, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in "INTRODUCTION" and "SPECIAL FACTORS--Background of the Offers" of the Offer to Purchase, and in the Schedule 13D, which is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is hereby made to the information set forth in "THE U.S. OFFER--Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

     CUSIP NO. 492693 (SHARES) AND 628854310 (AMERICAN
                    DEPOSITARY SHARES)                      PAGE  5 OF 7 PAGES

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(g) Reference is hereby made to the information set forth in "INTRODUCTION"; "SPECIAL FACTORS--Background of the Offers"; "--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers"; and "THE U.S. OFFER--Effect of the Offers on the Market for the Securities" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in "INTRODUCTION"; "SPECIAL FACTORS--Background of the Offers"; "--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers"; "--Beneficial Ownership of Shares"; and "Schedule 1" of the Offer to Purchase, and in Item 5 and Schedule 2 of the Schedule 13D, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in "THE U.S.
OFFER--Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in "THE U.S.
OFFER--Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Reference is hereby made to the information set forth in "SPECIAL FACTORS--Background of the Offers" of the Offer to Purchase, which is incorporated herein by reference.

     (b)-(c) Reference is hereby made to the information set forth in "SPECIAL FACTORS--Norwegian Mandatory Offer Requirement"; "--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers"; "THE U.S.
OFFER--Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase, which is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in "THE U.S.
OFFER--Effect of the Offers on the Market for the Securities--Margin Regulations" of the Offer to Purchase, which is incorporated herein by reference.

     (e) Not applicable.

     (f) Reference is hereby made to the information set forth in the Offer to Purchase, the Letter of Transmittal, the Acceptance Form, the Notice of Guaranteed Delivery and the Schedule 13D, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(3), (a)(4) and (g), respectively.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase dated January 13, 2000.

(a)(2)   Form of Letter of Transmittal.

     CUSIP NO. 492693 (SHARES) AND 628854310 (AMERICAN
                    DEPOSITARY SHARES)                      PAGE  6 OF 7 PAGES

(a)(3)   Form of Acceptance Form.

(a)(4)   Form of Notice of Guaranteed Delivery.

(a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees regarding the tender of Shares.

(a)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees regarding the tender of ADSs.

(a)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to be used in connection with the tender of Shares.

(a)(8) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to be used in connection with the tender of ADSs.

(a)(9)   Text of Summary Advertisement published on January 13, 2000.

(a)(10)  Text of Press Release issued by Star on January 13, 2000.

(b)(1) Loan Agreement between ABN-Amro Bank N.V., Arrasas Limited, the other lenders party thereto and the guarantors party thereto, dated December 19, 1999 (incorporated herein by reference to Exhibit 1 of the Schedule
         13D).

(b)(2) Loan Agreement between Joondalup Limited and Star Cruises PLC, dated December 20, 1999 (incorporated herein by reference to Exhibit 2 of the Schedule 13D).

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.

(g) Schedule 13D filed by Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited with the Securities and Exchange Commission on December 27, 1999, as amended (incorporated herein by reference).

     CUSIP NO. 492693 (SHARES) AND 628854310 (AMERICAN
                    DEPOSITARY SHARES)                       PAGE 7 OF 7 PAGES

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2000

                                          ARRASAS LIMITED

                                          By: /s/ GERARD LIM
                                            ------------------------------------
                                            Name:  Gerard Lim
                                            Title:    Director

                                          STAR CRUISES PLC

                                          By: /s/ LIM KOK THAY
                                            ------------------------------------
                                            Name:  Lim Kok Thay
                                            Title:    Director